

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 25, 2015

Via E-mail
Ruediger Adolf
Chief Executive Officer and Chairman
Focus Financial Partners Inc.
825 Third Avenue, 27th Floor
New York, NY 10022

> **Re:** **Focus Financial Partners Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 30, 2015**
> **CIK No. 0001651052**

Dear Mr. Adolf:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Industry and Market Data, page ii

1. The statement that you are not aware of any misstatements regarding the industry data presented in the document implies that you are not responsible for statements attributed to such data. Please delete this statement or revise to clarify that you have taken liability for such statements.

A Letter from Ruediger Adolf

2. The letter from your Chairman does not present a balanced summary of your business, its current financial condition, future prospects and challengers. Similarly, it does not

present the risks that an investor could face if they invest in your shares. Please move this letter so that is appears after the forepart of the prospectus (the Summary and Risk Factors sections). Please refer to Item 503 of Regulation S-K.

Prospectus Summary, page 1

3.   Throughout the Summary and the rest of the prospectus we note statements such as that:

- your "superior solution attracts the most successful players: Buckingham, GW & Wade, The Colony Group, Merriman..." (page iv);
- "[c]learly [your] business has been successful" (page v);
- you are a "leading partnership" of independent, fiduciary wealth management firms (page 1) and that you possess a "leadership position" in the wealth management industry (page 3);
- you operate at the "forefront" of the RIA industry (page 1); and
- you "offer elite teams of wealth management professionals" (page 5).

Please revise these statements to provide an objective standard against which such statements may be evaluated.

4.   In order to provide investors with a more balanced presentation of the opportunities and challenges of investing in your shares, revise the Summary to clarify that investors will experience significant dilution. The revised disclosure should also clarify that the current owners will continue to have a substantial percentage of the voting power of your common stock.

Our Company, page 1

5.   Please disclose the source of the data serving as the basis for your statement in the second paragraph on page 2 that the "population of high net worth individuals... has reached record levels in the United States" and that "the industry is witnessing an unprecedented flow of retirement assets from company-sponsored plans into flexible investment accounts."

6.   In order to provide equal prominence for the GAAP financial measure most closely associated with the adjusted EBITDA presentation on page 2 (and repeated on page 9), please disclose your net income for each year presented.

Our Partnership Model, page 3

7.   We note your disclosure that:

- you "generally" acquire substantially all of the assets of the firm you choose to partner with (page 3); and

- your acquisitions are "generally" structured in the manner shown by your diagram (page 4).

Please revise to clarify the circumstances, and the relative number of partnership acquisitions in both number and as a percentage of total customer assets, where your acquisitions are not structured in such manner.

Overview of the Wealth Management Industry, page 4

8.   If known, please revise to provide a quantified estimate of the proportion of U.S. wealth management services that the RIA channel delivers.

Our Competitive Strengths, page 7

9.   Please balance your disclosures of competitive strengths and strategy with an equally prominent discussion of risks and obstacles in implementing this strategy. We note the subsection on page 18 labeled "Risks Factors." However, the presentation is not as prominent as the discussion of the strengths and strategy. Also, please discuss any other factors, including difficulty competing with wealth management channels where larger players may be able to engage in wider spread marketing activities or may have access to products and services that Focus Financial and its partner firms do not have.

Risk Factors

Our financial results largely depend on wealth management fees…, page 25

10.   Revise this risk factor to clarify how "unfavorable market conditions, (or) actions taken by clients in response to market conditions" may impact your fee revenues. For instance, are your fees subject to vesting provisions based on performance, or are you subject to "claw back" provisions? Alternatively, are your fees impacted by the overall amount of client assets and so market conditions that either depress the value of client assets, or client withdrawal of assets from their accounts, may impact fee revenue? If your fees are based on more than one key element, please clarify for investors the percentage of your fees impacted by each key factor. Consider similar revisions to the third risk factor on this page.

Our partner firms may not be able to maintain..., page 25

11.   Please disclose whether your partner firms have had to lower their fees in response to competitive pressures or otherwise in the past.

Failure to maintain and properly safeguard and adequate technology infrastructure…, page 27

12.   In order for investors to better understand the possible impact that a cyber-security incident might impact your company; please revise this risk factor to discuss any material breaches that have impacted your business or the businesses of your partner firms. For example, we note that GW & Wade was subject to an attack in 2012 that resulted in the loss of $290,000 in client funds and a fine from your regulators.

Our insurance coverage may be inadequate or expensive, page 28

13.   Please revise to quantify your insurance costs in recent periods.

Acquired businesses may not perform as expected…, page 29

14.   This risk factor appears to discuss more than one risk. In particular, you discuss the fact that your acquisitions, or future acquisitions, may not perform as you expect and so they may not be accretive to earnings. You then note that contingent consideration may be required in connection with acquisitions, which may result in higher than expected costs and depress earnings. Finally, you note that funding acquisitions may impact the value of your Class A common stock. Please revise the Risk Factors section to discuss, in greater detail each of these risks under separate headings.

Our acquisition due diligence process may not reveal all facts that are relevant…, page 30

15.   Revise this risk factor to clarify whether you have, to date, uncovered any significant facts that were not uncovered during your due diligence process. Also, please clarify the extent to which your acquisition agreements provide any remedy in the event that a material fact is discovered after an acquisition is completed. For instance, do your agreements provide for representations and warranties, or clawback provisions?

16.   In the last sentence, you indicate that some of your acquisitions may be newly formed RIA's. However, in a number of places in the document you discuss the fact that your partners include a number of well-established RIA's. Please tell us, with a view towards revised disclosure, as to the number and relative size of your acquired RIA's that have operating histories of less than three years.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Sources of Revenue, page 69

17.   We note your disclosure that your partner firms provide comprehensive wealth management services under a largely recurring, fee-based model. We also note that your wealth management fees are based either on a contractual percentage of the client's assets, a flat fee, or an hourly rate and represent a majority of your total revenues from

fiscal year 2013 to the interim period ended June 30, 2015. Your current disclosure in your Management's Discussion and Analysis (MD&A) on pages 79 and 81 appears to attribute the increases in your wealth management fees only to new partner firms added and increases in revenue at your existing partners firms. Please revise your MD&A to disaggregate your wealth management fees for each period presented differentiating between revenues derived as a contractual percentage of the client's assets, a flat fee, and an hourly rate.

18.   As a related matter, please also revise your MD&A to provide an enhanced qualitative and quantitative discussion of the key factors impacting the growth in your wealth management fees for each period presented, including, for instance assets under management, transactional volume, increases in customers, etc. Refer to Item 303(a)(3) of Regulation S-K.

Credit Facility, page 85

19.   Please revise to quantify the financial covenants contained in the Credit Facility, including the minimum consolidated fixed charge coverage ratio, maximum consolidated total leverage ratio and maximum consolidated secured leverage ratio, as referenced in your disclosure on pages 85 – 86.

Business

Expanding International Opportunities, page 95

20.   We note your disclosure in the second bullet on page 95 indicating that you have established a joint venture in the Shanghai Free Trade Zone in China. Please describe this joint venture in greater detail and, if material, file the related agreements in the joint venture as exhibits. See Item 601 of Regulation S-K.

Proven Acquisition Expertise, page 96

21.   In the first bullet on page 97, you state that you have an "experienced team of professionals with deep industry relationships who have developed a pipeline of potential acquisitions of new partner firms." Please revise to discuss these relationships in greater detail and provide examples, as appropriate.

Our Partner Firms, page 98

22.   We note disclosure related to the acquisition of your partner firms listed on page 99. Please revise your filing here or where deemed appropriate to provide the following:

   •   the dates that each of the acquisitions occurred;

- total sales prices distinguishing between cash, Focus LLC equity, and contingent consideration;
- a summary of total assets acquired and liabilities assumed; and
- any other information relevant for an understanding of your current and historical acquisitions.

23.   As a related matter, please tell us and revise your filing to explain the reason(s) that several of your partner firms listed on page 99 are not classified as "completed acquisitions" despite disclosure on page 98 which states that all of your partner firms' acquisitions have been paid for with a combination of cash and Focus LLC equity and the right to receive contingent consideration.

24.   Please tell us whether any of your partner firms account for more than 10% of your revenues, and the identity of those partner firms. Similarly, please tell us whether you have any significant geographic concentration in terms of the location of partner firms that provide a material portion of your revenue or represent a material portion of your partner firms' collective client assets.

Acquisitions by Our Partner Firms, page 103

25.   To the extent you are able, please provide a quantified estimate of the "significant amount" of the acquisition opportunities your partner firms have executed, which you have identified through your proprietary in-house sourcing effort. Also, please indicate the total amount of funding that you have provided to your partner firms to fund acquisitions in both 2013 and 2014 as well as the current stub period.

Succession Planning for Firms Outside of Our Partnership, page 104

26.   We note that you have entered into more than 60 succession planning agreements as of October 1, 2015. Please tell us, with a view towards revised disclosure, the potential cost of completing the succession transactions and related asset purchases.

Acquisitions of New Partner Firms, page 104

27.   Please revise the penultimate paragraph on page 106 to briefly explain the "certain limited situations" in which your management agreements may be terminated early.

Certain Relationships and Related Party Transactions

Historical Transactions with Affiliates – Other Transactions, page 133

28.   We note that in the penultimate paragraph on page 133, you disclose certain costs you incurred for the year ended December 31, 2014 for Mr. Adolf's business travel expenses, but have not provided such disclosure for any prior periods. Please confirm that you have

provided the disclosures required by Item 404 of Regulation S-K for the three fiscal years prior to the filing of your registration statement, or revise your disclosure as appropriate. See Instruction 1 to Item 404.

Security Ownership of Certain Beneficial Owners..., Page 135

29.   Please tell us whether you anticipate being a "controlled company," as defined by NASDAQ, upon the completion of this offering. If so, please revise your disclosure, including providing an appropriate risk factor.

Description of Capital Stock, page 137

30.   We note your disclosure in the second paragraph on page 137 that the summary appearing in this section "is qualified in its entirety by reference to the provisions of applicable law...." You may not qualify your prospectus in this manner, unless incorporation by reference or a summary of a document filed as an exhibit is required. Refer to Securities Act Rule 411(a). Please revise your disclosure accordingly.

Limitation of Liability and Indemnification Matters, page 141

31.   Please add a risk factor that addresses the risk to your business and financial condition of the provisions in your:

- amended and restated certificate of incorporation that limit the liability of your directors; and
- amended and restated bylaws that require you to indemnify your directors and officers to the fullest extent permitted under Delaware law.

Underwriting

No Sales of Similar Securities, page 150

32.   Please revise to briefly describe the "certain limited circumstances" under which the sales limitations referenced in the penultimate paragraph on page 150 do not apply and the "certain limited exceptions" to the lock-up agreements, as referenced in the subsequent paragraph.

Item 13.   Other Expenses of Issuance and Distribution, page II-1

33.   We note your statement that the selling shareholders will not bear any portion of the offering expenses. However, we are unable to locate any reference to the selling shareholders elsewhere in the prospectus. Please revise or advise.

Consolidated Financial Statements for the Years Ended December 31, 2013 and 2014

Notes to Consolidated Financial Statements

Note 4. Goodwill and Other Intangible Assets, page F-35

34.   Please revise your footnote disclosure along with your MD&A to discuss the facts and circumstances leading to the disclosed goodwill impairment. Please refer to ASC 350-20-50-2a. Additionally, please explain to us the difference between your goodwill and acquired goodwill as we note separate roll forward information provided.

Exhibit Index

35.   Please tell us what consideration you have given to filing the Cash Bonus Plan as an exhibit to the registration statement.

Additional Comments

General

36.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

37.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        You may contact William Schroeder at (202) 551-3294 or John Spitz at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3419 with any other questions.

                                        Sincerely,

                                        /s/ Christian Windsor

                                        Christian Windsor
                                        Special Counsel
                                        Office of Financial Services

cc: J. Russell McGranahan, Esq.
        Brenda K. Lenahan, Esq.